AKIVA SYSTEMS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

(UNAUDITED)

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022:

AKIVA SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 45,572	$ 37,306
Total current assets	45,572	37,306
Intangible assets, net	248,666	542,819
Total assets	294,238	580,125
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Deferred revenue	$ -	$ 6,126
Due to related parties	34,161	115,275
Convertible notes payable, current portion	255,848	234,535
Convertible notes payable, related party	23,583	23,022
Interest payable on convertible notes	57,565	34,373
Total current liabilities	371,157	413,331
Convertible notes payable	-	15,226
Total liabilities	371,157	428,557
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, unlimited shares authorized, 28,374,856 and		
27,565,463 shares issued and outstanding as December 31, 2023 and 2022, respectively	1,515,370	1,300,136
Accumulated other comprehensive income (loss)	28,805	64,890
Accumulated deficit	(1,621,096)	(1,213,458)
Total stockholders' equity	(76,920)	151,568
Total liabilities and stockholders' equity	$ 294,238	$ 580,125

See accompanying notes, which are an integral part of these financial statements.

AKIVA SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF COMPRHENSIVE LOSS

		Year Ended December 31,		
		2023		**2022**
Revenue	$	9,806	$	29,955
Cost of revenue		318,750		248,173
Gross profit (loss)		(308,945)		(218,217)
Operating expenses:				
General and administrative		60,085		134,644
Research and development		12,662		75,869
Sales and marketing		-		1,628
Total operating expenses		72,747		212,142
Loss from operations		(381,692)		(430,359)
Other income (expense):				
Interest expense		(21,919)		(21,658)
Foreign currency gain (loss)		(4,027)		(1,263)
Total other expense		(25,946)		(22,921)
Provision for income taxes		-		-
Net loss		(407,638)		(453,279)
Other comprehensive income (loss)		(36,084)		73,387
Net comprehensive loss	$	(443,722)	$	(379,893)
Weighted average common shares outstanding - basic and diluted		27,970,160		26,843,121
Net loss per common share - basic and diluted	$	(0.01)	$	(0.02)

See accompanying notes, which are an integral part of these financial statements.

AKIVA SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balances at December 31, 2021	25,048,461	$ 790,029	$ (8,497)	$ (760,178)	$ 21,353
Shares and warrants issued for cash	2,517,002	510,107	-	-	510,107
Net loss	-	-	73,387	(453,280)	(379,893)
Balances at December 31, 2022	27,565,463	1,300,136	64,889	(1,213,458)	151,568
Shares and warrants issued for cash	809,393	215,234	-	-	215,234
Net loss	-	-	(36,084)	(407,638)	(443,722)
Balances at December 31, 2023	28,374,856	$ 1,515,370	$ 28,805	$ (1,621,096)	$ (76,920)

See accompanying notes, which are an integral part of these financial statements.

AKIVA SYSTEMS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (407,638)	$ (453,280)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	323,582	234,654
Changes in operating assets and liabilities:		
Deferred revenue	(6,126)	(10,228)
Interest payable on convertible notes	23,192	19,921
Net cash used in operating activities	(66,990)	(208,934)
Cash flows from investing activities:		
Capitalized of software development costs	(29,430)	(447,781)
Net cash used in investing activities	(29,430)	(447,780)
Cash flows from financing activities:		
Advances from related parties, net of repayments	(81,114)	97,313
Proceeds from convertible notes payable related party	-	15,226
Proceeds from issuance of shares and warrants for cash	215,234	510,107
Net cash provided by financing activities	134,120	622,646
Net change in cash and cash equivalents	37,700	(34,067)
Effect of exchange rate on cash	(29,434)	32,302
Cash and cash equivalents at beginning of year	37,306	39,072
Cash and cash equivalents at end of year	$ 45,572	$ 37,306
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

AKIVA SYSTEMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Akiva Systems, Inc. (the "Company") is a corporation organized on November 28, 2019 under the laws of British Columbia, Canada. Akiva is a virtual reality learning experience that combines gaming with the best proven methodologies and artificial intelligence into an available and predictable learning ecosystem that enables children with special needs to develop their unique abilities. The Company has developed software and a mobile application that is utilized within the Oculus Quest for its virtual reality learning ecosystem.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $407,638 and $453,280 for the years ended December 31, 2023 and 2022, respectively, and cash flows used from operations for the years then ended. As of December 31, 2023, the Company had an accumulated deficit of $1,621,096. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

The consolidated financial statements of the Company include the Company and its wholly owned subsidiary, Akiva Systems, LLC, a Delaware limited liability company formed on December 13, 2019. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to capitalization of software development costs and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally

insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and 2022, the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's deferred revenue approximate their fair values due to the short maturity of these instruments. The Company believes the carrying amount of its convertible notes payable and loan payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

Intangible Assets

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board ("FASB") ASC 350-40, "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Software development costs are amortized over a useful life of 3 years.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company did not record any impairment losses on its long-lived assets as of December 31, 2023.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

During the years ended December 31, 2023 and 2022, the Company generated revenue of $9,806 and $29,955, respectively, from the sale of its Akiva ecosystem, including the sale of hardware and software via a SaaS subscription. The Company also generated revenues from advisory services. Revenue for the sale of the Akiva ecosystem is recognized over a point in time during the life of the subscription. Revenue for advisory services is recognized at a point in time as the services are complete.

Subscriptions to the Akiva ecosystem are generally on an annual basis and paid upfront. As of December 31, 2023 and 2022, the Company had $0 and $$6,126, respectively, in deferred revenue pertaining to amounts paid upfront but not yet recognized.

Cost of Revenue

Cost of revenue includes amortization of capitalized software development and hosting fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising expenses were $0 and $1,628 for the years ended December 31, 2023 and 2022, respectively, which are included in sales and marketing expenses.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses for executive management and administrative functions as well as general corporate expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Warrant Valuation

Stock warrant valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards is estimated using the Black-Scholes option model with a volatility figure derived from an average of historical stock prices for comparable entities. The Company accounts for the expected life based on the contractual life of the warrants. The risk-free interest rate is determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the warrants.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items outstanding as of December 31, 2023 include warrants to purchase common stock (see Note 7). As of December 31, 2023 and 2022, there was an indeterminable number of shares based on the Company's outstanding convertible notes (see Note 4).

Leases

In accordance with FASB ASC 842, *Leases*, upon lease commencement the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the fixed future minimum lease payments. The Company calculates operating lease liabilities with a risk-free discount rate, using a comparable period with the lease term. Lease and non-lease components are combined for all leases. Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Foreign Currency Translation

The Company's reporting currency is U.S. Dollars and the functional currency is the Canadian Dollar ("CAD"). All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders' equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders' equity, captioned as accumulated other comprehensive income (loss). Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations as foreign currency exchange variance.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. INTANGIBLE ASSETS, NET

Intangible assets, net consists of the following:

| | December 31, | |
	2023	2022
Software development	944,150	914,721
Less: accumulated amortization	(695,484)	(371,902)
Intangible assets, net	$ 248,666	$ 542,819

Amortization expense was $307,851 and $234,654 for the years ended December 31, 2023 and 2022, respectively.

Future amortization expense is as follows:

As of December 31,

2023	$	229,046
2024		9,810
2025		9,810
	$	248,666

5. NOTE PAYABLE

Convertible Note Payable

In June 2020, the Company issued several convertible notes to lenders. The aggregate principal of the notes is $54,899 ($70,000 CAD). The notes bear interest at 8% per annum and mature in January 2023.

In July 2021, the Company issued several convertible notes to lenders. The aggregate principal of the notes is $195,153 ($248,676 CAD). The notes bear interest at 8% per annum and mature in January 2023.

In November 2022, the Company issued several convertible notes to lenders. The aggregate principal of the notes is $15,226 ($19,800 CAD). The notes bear interest at 8% per annum and matured in November 2024.

All notes are technically in default.

If the Company at any time before the full repayment of the note enters into an equity financing of gross proceeds of at least $2,000,000 ("Qualified Financing"), then all of the outstanding notes will automatically be converted into securities issued under the Qualified Financing ("Next Financing Securities") at a price per share which is equal to 75% of the lowest price per Next Financing Securities sold in the Qualified Financing.

In the event of a liquidity event, the notes will be converted into the Highest-Ranking Shares at a price per share equal to 75% of the price per Highest Ranking Share based on the valuation given in connection with the Liquidity Event.

If the above scenarios do not occur prior to the maturity date, the notes shall, at the option of the lenders, convert into common shares at a price per share equal to 75% of the price per common share issued by the Company during the six month period preceding the maturity date resulting in gross proceeds of at least $250,000.

Convertible Note Payable – Related Party

In July 2021, the Company issued a convertible note to the Chief Executive Officer. The principal of the note is $23,022 ($31,200 CAD). The notes bear interest at 8% per annum and mature in January 2023.

The convertible note, which amounted to $70,000 issued in June and $248,676 issued in July, matured in January 2023. However, the shares associated with these notes have not been converted into stock. Therefore, interest expense for the entire year have been recorded. Interest expense for all notes for the years ended December 31, 2023 and 2022 was $21,919 and $21,658, respectively. Accrued interest at December 31, 2023 and 2022 was $57,565 and $34,373, respectively.

6. STOCKHOLDERS' EQUITY

As of December 31, 2023, the Company's certificate of incorporation, authorized the Company to issue an unlimited number of shares of common stock with no par value.

Voting Rights

Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. At each election for directors every stockholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by such stockholder for as many persons as there are directors to be elected at that time and for whose election such stockholder has a right to vote.

Dividend Rights

Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the Board out of funds legally available for that purpose.

Liquidation Rights

Upon our voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up, holders of shares of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of outstanding shares of preferred stock.

Stock Transactions

During the year ended December 31, 2022, the Company issued 2,517,002 shares of common stock and common stock warrants for cash for aggregate proceeds of $510,107 ($755,101 CAD or $0.30 per share).

During the year ended December 31, 2023, the Company issued 809,393 shares of common stock and common stock warrants for cash for aggregate proceeds of $215,234 ($242,818 CAD or $0.30 per share).

Refer to Note 7 for detail on the warrants.

As of December 31, 2023 and 2022, there were 28,374,856 and 27,565,463 shares of common stock issued and outstanding, respectively.

7. COMMON STOCK WARRANTS AND STOCK OPTIONS

Common Stock Warrants

In connection with each common stock financing, the Company granted the investors accompanying warrants for common stock. The warrants granted in 2020 and 2021 have an exercise price of $0.10 per share, and the warrants granted in 2022 and 2023 have an exercise price of $0.30 per share. The warrants are immediately exercisable upon issuance and expire two years after issuance.

The warrants were determined to be equity classified per ASC 480-10 and were recognized as offering costs of the underlying common stock issued. Accordingly, the value both decreased and increased additional paid-in capital for net no effect in the consolidated financial statements.

The following is a summary of warrant activity:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2021	3,499,230	$	0.40	$	-
Granted	683,669		0.70		
Exercised	-		-		
Forfeited	(3,372,230)		0.40		
Outstanding as of December 31, 2022	810,669	$	0.65	$	205,101
Granted	793,333		0.70		
Exercised	-		-		
Forfeited	(127,000)		0.40		
Outstanding as of December 31, 2023	1,477,002	$	0.70	$	-
Exercisable as of December 31, 2022	810,669	$	0.65	$	205,101
Exercisable as of December 31, 2023	1,477,002	$	0.70	$	-

The warrants were valued using the following inputs per the Black-Scholes model:

	Year Ended December 31,	
	2023	2022
Risk-free interest rate	2.61% - 4.34%	0.23%
Expected term (in years)	1.52	1.52
Expected volatility	200%	200%
Expected dividend yield	0%	0%
Fair value of underlying common stock	$ 0.70	$ 0.65

Stock Options

In 2020, the Company granted an aggregate of 1,500,000 options with an exercise price of $0.20 CAD per share to the founders. In 2023, the Company has granted an aggregate of 450,000 options to executives and directors with an exercise price of $0.70 CAD per share. The options vested immediately and expire ten years after issuance.

Unless authorized by the stockholders of the Company, the Incentive Stock Option Plan shall not result, at any time, in the number of shares reserved for issuance pursuant to options exceeding 10% of the issued and outstanding shares as at the date of grant of any option under the Plan.

8.   RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company entered into several short-term advances with related parties consisting of the founders and Chief Executive Officer. The advances were unsecured, non-interest bearing and due on demand. During the years ended December 31, 2023 and 2022, the Company received advances, net of repayments, totaling $0 and $97,313, respectively. As of December 31, 2023 and 2022, the Company had $34,161 and $115,275, respectively, in outstanding amounts.

9.   INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $232,373 and $169,606, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, a valuation allowance of $232,373 and $169,606 was recorded as of December 31, 2023 and 2022, respectively.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $592,185.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.